April 15, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attn:	Claire Erlanger Jean Yu

Re:	Lear Corporation Form 10-K for the fiscal year ended December 31, 2010 Filed February 10, 2011 File No. 001-11311
Dear Mss. Erlanger and Yu:
     Our firm represents Lear Corporation, a Delaware corporation (the “Company”). Pursuant to the telephone discussion between the Staff and our firm on April 14, 2011, we are filing this letter via EDGAR to confirm that the Staff has granted the Company an extension until May 13, 2011 to respond to the Securities and Exchange Commission’s comment letter dated April 12, 2011.
     If you should have any questions regarding this matter, please call me at (312) 558-5723.
Sincerely,
/s/ Bruce A. Toth
Bruce A. Toth
Winston & Strawn LLP